

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 14, 2015

<u>Via e-mail</u>
William Trench
Chief Financial Officer
Central GoldTrust
55 Broad Leaf Crescent
Ancaster, Ontario L9G 3P2

> **Re:** **Central GoldTrust**
> **Form 40-F for the Year Ended December 31, 2014**
> **Filed February 11, 2015**
> **File No. 1-32934**

Dear Mr. Trench:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Form 40-F for the year ended December 31, 2014</u>

<u>Exhibit 99.2</u>

<u>Statements of Financial Position, page 3</u>

1. It appears that your units are redeemable by the unitholder at any time. Please clarify for us if they are redeemable for cash. Further, please tell us how you determined these are properly classified as equity instruments. Refer to IAS 32.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate
& Commodities